SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 14 2015
REGISTRATIONS BRANCH
17

15026135

SECU[illegible] [illegible]ON
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ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8- ~~23936~~ 36373

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2014 (MM/DD/YY) AND ENDING DECEMBER 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PETER R. MACK & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

191 POST ROAD WEST
(No. and Street)

WESTPORT (City) CT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER R. MACK 203-221-2630
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FOX & JURAN
(Name – *if individual, state last, first, middle name*)

295 MADISON AVENUE (Address) NEW YORK (City) N.Y. (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

ty 4/14

ty 4/14

OATH OR AFFIRMATION

I, PETER R. MACK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PETER R. MACK & CO., INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

PRESIDENT
Title

Notary Public

Rosa Diana Quintana
Notary Public-Connecticut
My Commission Expires
October 31, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOX & JURAN
CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NY STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have audited the accompanying balance sheet of Peter R. Mack & Co., Inc. as of December 31, 2014. This financial statement is the responsibility of the company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the company as of December 31, 2014 in conformity with US generally accepted principles.

FOX & JURAN

Fox & Juran

New York, New York
April 9, 2015

PETER R. MACK & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash and cash equivalents (Note)	$	11,832
Receivable owned, at market value (Note)		92,214
Securities owned, at market value (Note)		27,157
Loan receivable from stockholder		44,061
Other assets		18,832
TOTAL ASSETS	$	194,096

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	10,370
Stockholder's equity:		
Common stock, no par value; 200 shares authorized, 10 shares issued and outstanding	$	35,000
Additional paid-in capital		166,625
Deficit		(17,899)
TOTAL STOCKHOLDER'S EQUITY	$	183,726
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	194,096

See Independent Registered Public Accounting Firm's Report
and Accompanying Notes to Financial Statements

PETER R. MACK & CO., INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

1. General

Peter R. Mack & Co., Inc. (the "Company") is a securities broker-dealer and is registered with the Securities and Exchange Commission and a member of the Financial Industry Authority and Securities Investor Protection.

The Company operates principally under a clearance with another broker, whereby such broker assumes and maintains the Company's customer accounts. The Company is responsible for payment of certain customer accounts (unsecured debts) as defined in the agreement.

2. Summary of Significant Accounting Policies

Revenue Recognition

Securities transactions and the related revenue and expenses are recorded on a settlement date basis. The recording of securities transactions on a trade date was considered, and the difference was deemed immaterial.

Financial Instruments

Securities owned are carried at quoted market value, and the resulting difference between cost and market is included in income.

Financial instruments are recorded at fair value in accordance with Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements.

Property and Equipment

Property and Equipment are stated at cost less accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the related assets, ranging from five to seven years.

Income Taxes

The Company has elected to be treated as an S Corporation under the provisions of the Internal Revenue Code. Accordingly, the Company is not subject to federal income tax.

The stockholder is required to report separately his distributive share of the Company's income or loss to Federal authorities. The Company has not elected "S" Corporation status for Connecticut and is therefore, taxed at regular corporation tax rates.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

3. Fair Value Measurements

SFAS No. 157, "Fair Value Measurements," defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Valuation techniques that are consistent with the market, income or cost approach, as specified by SFAS No. 157, are used to measure fair value.

Fair Value Measurements - Continued

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, such as matrix pricing of fixed income securities.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. Unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

The following table summarizes the valuation of the Company's investments by the SFAS NO. 157 fair value hierarchy as described above as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Securities owned:				
Stocks	$ 27,157	$ -	$ -	$ 27,157

See Independent Registered Public Accounting Firm's Report

4. Receivable from Broker-Dealer

The Company has entered into an agreement with another broker (clearing broker) to execute and clear, on a fully disclosed basis, customer accounts of the Company. As part of the agreement, the clearing broker executes orders, settles contracts and transactions in securities purchased, sold, borrowed or loaned and the receipt and distribution of interest and principal payments. In addition, the Company has agreed to maintain a "Direct Account" that shall at all times contain cash or appropriate collateral in the amount of $50,000.

5. Loans Receivable, Stockholder

The Company has made advances to its sole shareholder/officer totaling $44,061. The advances are non-interest bearing and due on demand.

6. Lease

In December 2012, the Company signed a lease for office space on a month to month basis in Westport, Connecticut, commencing January 1, 2013. Rental payments are $1,170 per month.

7. Off-Balance-Sheet risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

The Company seeks to control off-balance-sheet risks by market value of securities held in compliance with regulatory and internal guidelines.

The Company transactions its business with customers located throughout the United States.

8. Net capital

The Company, is subject to the Securities & Exchange Commission Uniform Net Capital Rule 15C3-1, which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital and defined, shall not exceed 15 to 1. At December 31, 2014 the Company had net capital and aggregate indebtedness of $115,685 and $10,370, respectively. The net capital ratio was .8964 or 8.96% compared to a maximum allowable percentage of 1,500%. Net capital exceeded requirements by $110,685.

9. Annual report

Pursuant to the Securities & Exchanges Commissions Rule 17a-5, the Statement of Financial Condition is available for examination at the Company's principal place of business, 191 Post Road West, Westport, CT. 06880 and at the regional office of the Securities & Exchange Commission located at 33 Arch Street, 23rd Floor, Boston, MA 02110-1424.